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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                               MCKESSON HBOC, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    58155Q103
                                 (CUSIP Number)
                             -----------------------

                              ATTN: RICHARD SHERMAN
                            THE DAVID GEFFEN COMPANY
                             10 UNIVERSAL CITY PLAZA
                                   27TH FLOOR
                            UNIVERSAL CITY, CA 91608
                             TEL. NO: (818) 733-6300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 23, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 4, check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No. 58155Q103                                                  Page 2 of 4
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Geffen
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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                              7         SOLE VOTING POWER

         NUMBER OF                              11,200,000
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                               --
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                                11,200,000
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                                --
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,200,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
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14       TYPE OF REPORTING PERSON

                  IN
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                                                                               3

                  This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on February 16, 2000 (the "Original 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of McKesson HBOC, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

Item 1.  SECURITY AND ISSUER.

                  No change.


Item 2.  IDENTITY AND BACKGROUND.

                  No change.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.


Item 4.  PURPOSE OF TRANSACTION.

                  No change.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) Pursuant to Rule 13d-5 of the Exchange Act of 1934, as amended, Mr. Geffen may be deemed to beneficially own 11,200,000 shares of Common Stock, constituting approximately 3.9% (based on the Company's having 284,801,980 issued and outstanding shares of Common Stock as of April 30, 2001, as reported in the Company's Annual Report on Form 10-K for the year ended March 31, 2001) of the outstanding shares of Common Stock.

                  (b) Mr. Geffen has the sole power to vote or direct the vote and the sole power to dispose or direct such disposition of the shares of Common Stock reported in Item 5(a) above.

                  c) During the last sixty (60) days, Mr. Geffen sold shares of Common Stock as follows:


                  DATE             NUMBER OF SHARES       SALES PRICE PER SHARE
                  ----             ----------------       ---------------------

                  6/08/01               100,000                 $35.2500
                  6/08/01               100,000                  35.5000
                  6/21/01               100,000                  36.5000
                  6/25/01                38,900                  37.0000
                  6/27/01                45,800                  37.0000
                  6/28/01                15,300                  37.0000
                  7/23/01               100,000                  38.0000

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                                                                               4

                  7/25/01               100,000                  38.5000
                  7/25/01               100,000                  39.0000


                  All of such sales were made on the open market.

                  (d) No person other than the Reporting Person is known to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities owned by the Reporting Person.

                  (e) As of December 18, 2000, the Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  No change.



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                                                                               5


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 26, 2001


                                        /s/ David Geffen
                                        ---------------------------------------
                                        David Geffen